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July 12, 2010

Securities and Exchange Commission
100 F Street N.E.,
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

Re:   RiverSource Life Insurance Company  ("Registrant")
           RiverSource RAVA 5 Advantage Variable Annuity
           RiverSource RAVA 5 Select Variable Annuity
           RiverSource RAVA 5 Access Variable Annuity
              ("Variable Annuities")
      Post-Effective Amendment No. 3 on Form S-1
      File No. 333-149953

Dear Commissioners:

Registrant has filed its Post-Effective Amendment No. 3 on Form S-1 on or about July 12, 2010. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on July 19, 2010.

Yours truly,

RiverSource Distributors, Inc.


By: /s/ Bruce H. Saul
    ---------------------------------
    Bruce H. Saul
    Chief Counsel